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SEC FILE NUMBER 333-90614
CUSIP NUMBER 285106100

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):    [   ] Form 10-K     [   ] Form 20-F    [   ] Form 11-K    [ X ] Form 10-Q    [   ] Form N-SAR

For Period Ended: June 30, 2004

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q

For the Transition Period Ended:_______________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Electro Energy Inc.

Full Name of Registrant

MCG Diversified, Inc.

Former Name if Applicable

30 Shelter Rock Road

Address of Principal Executive Office (Street and Number)

Danbury, CT 06810

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
[ X ]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)   PLEASE SEE ATTACHED SHEET FOR RESPONSE TO PART III.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Duane L. Berlin, Esq.	(203)	838-8500

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ ] No [ X ] Yes

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] No [ X ] Yes

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As noted in response to Part III, during the quarterly period ended June 30, 2004, the Registrant completed a “reverse merger” transaction and a private placement of shares of its series A convertible preferred stock and warrants to purchase common stock. Prior to the completion of these transactions, the Registrant was largely an equipment and furniture leasing company. After the merger, the Registrant discontinued those operations and succeeded to the business of developing, manufacturing and commercializing high-powered, rechargeable bipolar nickel-metal hydride batteries as its sole line of business. Accordingly, the financial statements to be included in the Quarterly Report of the Registrant for the quarter ended June 30, 2004 will reflect operations which are significantly different from the corresponding period for the last fiscal year.

Electro Energy Inc. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 11, 2004	By:	/s/ Martin G. Klein
Name: Martin G. Klein Title: Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 orss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).

RESPONSE TO PART III

As previously announced, on June 9, 2004, the Registrant completed a “reverse merger” transaction in which the Registrant caused its wholly-owned subsidiary to be merged with and into a corporation engaged in the business of developing, manufacturing and commercializing high-powered, rechargeable bipolar nickel-metal hydride batteries. Concurrently with this transaction, the Registrant completed a private placement of shares of its series A convertible preferred stock and warrants to purchase common stock to new investors. Due to the timing of and substantial delays in the preparation and compilation of the financial information required to be included in reporting the merger transaction, the Registrant will be unable to complete its review and meet the filing deadline for its Quarterly Report on Form 10-QSB for the quarter ended June 30, 2004. The Form 10-QSB for such period will be filed as soon as reasonably practicable and in no event later than the fifth (5th) calendar day following the prescribed due date.